Supplement Dated February 23, 2024

to the Annual Notice dated May 1, 2023

for

Individual Flexible Premium Deferred Variable Annuity Contract

issued by

Farm Bureau Life Insurance Company

through

Farm Bureau Life Annuity Account

This Supplement provides information about changes to the Asset Allocation Program and the Investment Options available under your Individual Flexible Premium Deferred Variable Annuity Contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Asset Allocation Program. Effective April 26, 2024 (the “Discontinuation Date”), the Asset Allocation Program will no longer be available under your Contract. Important information you should be aware of regarding the discontinuation of the Asset Allocation Program is set forth below.

•	If you are participating in the Asset Allocation Program, your participation in the Asset Allocation Program will end on the Discontinuation Date and your premiums and Cash Value will no longer be allocated according to the asset allocation model portfolio you selected. Your Cash Value will no longer be automatically rebalanced each year to maintain the particular percentage allocations of your Cash Value among the Subaccounts specified under the asset allocation model portfolio.

•	After the Discontinuation Date, your Cash Value will remain invested in the same Subaccounts it was allocated to immediately before the Discontinuation Date until you provide us with alternative allocation instructions. Unless you provide us with alternative allocation instructions, your premiums will continue to be allocated to the same Subaccounts that they were allocated to under the asset allocation model portfolio immediately before the Discontinuation Date based on the particular percentage allocations that were in effect at that time.

•	Prior to the Discontinuation Date, you are free to reallocate your Cash Value among the Subaccounts and the Declared Interest Option available under the Contract. If you choose to reallocate your Cash Value prior to the Discontinuation Date, your participation in the Asset Allocation Program will terminate at the time of the transfer. From the date of this Supplement until the Discontinuation Date, there will be no charge assessed for transfers that terminate participation in the Asset Allocation Program. Such transfers will not count against the number of free transfers allowed each Contract Year.

•	There will be no adverse tax consequences to you as a result of the discontinuation of the Asset Allocation Program.

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Asset Rebalancing Program. Although your Cash Value will no longer be rebalanced each year as part of the Asset Allocation Program after the Discontinuation Date, your Cash Value can be rebalanced periodically if you elect to participate in the asset rebalancing program available under your Contract. Under the asset rebalancing program, we will automatically transfer amounts to maintain particular percentage allocations of your Cash Value among the Subaccounts and the Declared Interest Option. The asset rebalancing program automatically reallocates the Cash Value in the Subaccounts and the Declared Interest Option quarterly, semi-annually or annually to match your Contract's then-effective premium allocation instructions. The asset rebalancing program will transfer Cash Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

•	Under the asset rebalancing program, the maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

•	This feature is free and is not considered in the twelve free currently permitted transfers during a Contract Year.

•	This feature cannot be utilized in combination with the dollar cost averaging program.

If you would like to provide new allocation instructions or elect to participate in the asset rebalancing program, you may contact your financial representative, call us at 1-800-247-4170, or write to us at 5400 University Avenue, West Des Moines, Iowa 50266.

Investment Options. The Boards of Directors of American Century Variable Portfolios, Inc. and American Century Variable Portfolios II, Inc. have approved an agreement and plan for the reorganization (the “Reorganization”) of certain Funds that are Investment Options under your Contract (the “American Century Funds”) into and with substantially similar Funds of Lincoln Variable Insurance Products Trust (the “LVIP Funds”), as set forth in the table below. The Reorganization is anticipated to occur on or about April 26, 2024 (the “Reorganization Date”), subject to the approval of the shareholders of each respective American Century Fund. If the Reorganization is approved, any Cash Value held in Subaccounts that invest in the American Century Funds (the “American Century Subaccounts”) on the Reorganization Date will be allocated to Subaccounts that invest in the corresponding LVIP Funds (the “LVIP Subaccounts”).

American Century Fund	LVIP Fund
VP Capital Appreciation Fund	LVIP American Century Capital Appreciation Fund
VP Inflation Protection Bond Fund	LVIP American Century Inflation Protection Fund
VP Mid Cap Value Fund	LVIP American Century Mid Cap Value Fund
VP Ultra® Fund	LVIP American Century Ultra Fund
VP Value Fund	LVIP American Century Value Fund

Following the Reorganization, the investment adviser for each LVIP Fund will be Lincoln Financial Investments Corporation, and the subadviser will be American Century Investment Management, Inc. The fees and expenses of each LVIP Fund will not exceed those of the corresponding American Century Fund.

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Important information you should be aware of regarding the Reorganization is set forth below.

•	You may continue to allocate premium and transfer Cash Value to the American Century Subaccounts until the close of business on April 26, 2024. Any order to allocate premiums and transfer Cash Value to an American Century Subaccount received by the Company after April 26, 2024 will be allocated to the corresponding LVIP Subaccount.

•	On the Reorganization Date, any Cash Value you have in an American Century Subaccount will be automatically transferred from the American Century Subaccount to the corresponding LVIP Subaccount.

•	Prior to the Reorganization Date, you are free to transfer your Cash Value in the American Century Subaccounts to any other Subaccount and the Declared Interest Option available under the Contract. From the date of this Supplement until the Reorganization Date, there will be no charge assessed for transfers made from the American Century Subaccounts. For up to 90 days from the Reorganization Date, you can transfer your Cash Value in the LVIP Subaccounts that had been automatically transferred from the American Century Subaccounts to any other Subaccount and the Declared Interest Option available under the Contract without a charge being assessed for such transfer. All such transfers will not count against the number of free transfers allowed each Contract Year. If you would like to request a transfer, you may contact your financial representative, call us at 1-800-247-4170, or write to us at 5400 University Avenue, West Des Moines, Iowa 50266. In addition, you may surrender your Cash Value in the LVIP Subaccounts that had been automatically transferred from the American Century Subaccounts for up to 30 days from the Reorganization Date without a surrender charge being imposed.

•	Beginning at 3:00 p.m. central time on April 26, 2024, if your instructions for dollar cost averaging or asset rebalancing transfers provide for the allocation of Cash Value to an American Century Subaccount, such Cash Value will be allocated to the corresponding LVIP Subaccount. You may change your instructions for dollar cost averaging or asset rebalancing transfers at any time by contacting our Home Office toll free at 1-800-247-4170.

•	Your rights and our obligations under the Contract will not change as a result of the Reorganization.

•	There will be no changes to the fees and charges under your Contract as a result of the Reorganization. No fees or charges will be assessed in connection with the Reorganization.

•	There will be no adverse tax consequences to you as a result of the Reorganization.

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If you have any questions about your Contract or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-800-247-4170.

Additional information about the Investment Options available under your Contract can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling our Home Office at 1-800-247-4170 or by sending an email request to LifePolicyService@fbfs.com.

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